UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-05663

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Membership Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Membership Interests - 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Cleco Power LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 25, 2016	By:	/s/ Terry L. Taylor
		Name:	Terry L. Taylor
		Title:	Chief Financial Officer, Controller, and Chief Accounting Officer